# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Infinity Natural Resources, Inc., CIK 0002029118
CUSIP: 456941103
Title of class of securities: Class A Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 2605 Cranberry Square, Morgantown, West Virginia (WV), 26508
Date of event which requires filing of this statement: 01/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001691879

## Reporting persons
- NGP XI US Holdings, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 9,631,441; sole dispositive power 0; shared dispositive power 9,631,441; aggregate amount beneficially owned 9,631,441 (38.7% of the class)
  Comment: (1) Represents 9,631,441 shares of Class A common stock, par value $0.01 per share ("Class A common stock"), of the Issuer issuable in exchange for of an equivalent number of common units ("Common Units") of Infinity Natural Resources, LLC, a Delaware limited liability company and subsidiary of the Issuer ("INR HOldings") held by the Reporting Persons on a one-for-one basis (together with the cancellation for no consideration of an equal number of shares of Class B common stock, par value $0.01 per share ("Class B common stock"), of the Issuer held by the Reporting Persons).
  
  (2) Calculated assuming 24,868,941 shares of Class A common stock outstanding based upon (i) 15,237,500 shares of Class A common stock outstanding as of February 3, 2025, as reported in the Issuer's Final Prospectus filed with the Securities and Exchange Commission on February 3, 2025, as increased by (ii) 9,631,441 shares of Class A common stock issuable in respect of an equivalent number of Common Units and shares of Class B common stock held by the Reporting Persons.
- GFW XI, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 9,631,441; sole dispositive power 0; shared dispositive power 9,631,441; aggregate amount beneficially owned 9,631,441 (38.7% of the class)
  Comment: (1) Represents 9,631,441 shares of Class A common stock of the Issuer issuable in exchange for of an equivalent number of Common Units of INR Holdings held by the Reporting Persons on a one-for-one basis (together with the cancellation for no consideration of an equal number of shares of Class B common stock of the Issuer held by the Reporting Persons).
  
  (2) Calculated assuming 24,868,941 shares of Class A common stock outstanding based upon (i) 15,237,500 shares of Class A common stock outstanding as of February 3, 2025, as reported in the Issuer's Final Prospectus filed with the Securities and Exchange Commission on February 3, 2025, as increased by (ii) 9,631,441 shares of Class A common stock issuable in respect of an equivalent number of Common Units and shares of Class B common stock held by the Reporting Persons.
- NGP Energy Capital Management, L.L.C.: type of reporting person: other (OO); citizenship or place of organization: Texas (TX); sole voting power 0; shared voting power 9,631,441; sole dispositive power 0; shared dispositive power 9,631,441; aggregate amount beneficially owned 9,631,441 (38.7% of the class)
  Comment: (1) Represents 9,631,441 shares of Class A common stock of the Issuer issuable in exchange for of an equivalent number of Common Units of INR Holdings held by the Reporting Persons on a one-for-one basis (together with the cancellation for no consideration of an equal number of shares of Class B common stock of the Issuer held by the Reporting Persons).
  
  (2) Calculated assuming 24,868,941 shares of Class A common stock outstanding based upon (i) 15,237,500 shares of Class A common stock outstanding as of February 3, 2025, as reported in the Issuer's Final Prospectus filed with the Securities and Exchange Commission on February 3, 2025, as increased by (ii) 9,631,441 shares of Class A common stock issuable in respect of an equivalent number of Common Units and shares of Class B common stock held by the Reporting Persons.

## Item 1. Issuer
Name of issuer: Infinity Natural Resources, Inc.
Address of issuer's principal executive offices: 2605 Cranberry Square, Morgantown, West Virginia 26508

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons" and each, a "Reporting Person":
(i) NGP XI US Holdings, L.P., a Delaware limited partnership ("NGP XI US Holdings");
(ii) GFW XI, L.L.C., a Delaware limited liability company ("GFW XI");
(iii) NGP Energy Capital Management, L.L.C., a Texas limited liability company ("NGP ECM").
Address of principal business office or, if none, residence:
The address of the principal business office of each Reporting Person is:
c/o NGP Energy Capital Management, L.L.C.
2850 N. Harwood Street
19th Floor
Dallas, Texas 75201
Citizenship: See responses to Item 4 on each of the cover pages.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each of the cover pages.
Percent of class: See responses to Item 11 on each of the cover pages.
Sole power to vote or to direct the vote: See responses to Item 5 on each of the cover pages.
Shared power to vote or to direct the vote: See responses to Item 6 on each of the cover pages.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each of the cover pages.
Shared power to dispose or to direct the disposition:
See responses to Item 8 on each of the cover pages.

The shares reported herein are directly held by NGP XI US Holdings. NGP XI Holdings GP L.L.C., a Delaware limited liability company ("NGP XI GP") is the sole general partner of NGP XI US Holdings. NGP Natural Resources XI, L.P., a Delaware limited partnership ("NGP Natural Resources XI"), is the sole member of NGP XI GP. GFW Energy XI, L.P., a Delaware limited partnership ("GFW Energy XI"), is the sole general partner of NGP Natural Resources XI. GFW XI is the sole general partner of GFW Energy XI and has delegated full power and authority to manage GFW Energy XI to NGP ECM.

Information with respect to each Reporting Person is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of the information furnished by another Reporting Person. Pursuant to Rule 13d-4 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Reporting Persons expressly declare that the filing of this schedule shall not be construed as an admission that any such person is, for the purposes of Section 13(d) and/or Section 13(g) of the Exchange Act or otherwise, the beneficial owner of any securities covered by this schedule held by any other person, and such beneficial ownership is expressly disclaimed.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
EXHIBIT LIST
Exhibit 1 Joint Filing Agreement, dated as of March 6, 2025, by and among the Reporting Persons (filed herewith).

## Signatures
- NGP XI US Holdings, L.P.: /s/ Chris Carter, By: NGP XI Holdings GP, L.L.C., its general partner (03/14/2025)
- NGP XI US Holdings, L.P.: /s/ Chris Carter, Chris Carter, Authorized Person (03/14/2025)
- GFW XI, L.L.C.: /s/ Chris Carter, Chris Carter, Authorized Person (03/14/2025)
- NGP Energy Capital Management, L.L.C.: /s/ Chris Carter, Chris Carter, Authorized Person (03/14/2025)